Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2016		2015		2014		2013		2012
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$339,799		$357,069		$326,299		$284,589		$238,706
Other interest	33,907		14,176		4,695		3,688		4,026
Amortization of debt discount, premium and expense	6,416		6,386		5,727		4,944		3,767
Interest on lease agreements	1,031		880		205		310		286
Total fixed charges	381,153		378,511		336,926		293,531		246,785
Earnings before income taxes and undistributed income of equity method investees	1,086,187		750,902		958,311		769,495		863,736
Earnings available for fixed charges	$1,467,340		$1,129,413		$1,295,237		$1,063,026		$1,110,521
Ratio of earnings to fixed charges	3.85	x	2.98	x	3.84	x	3.62	x	4.50	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.